Exhibit

Exhibit Description

99.1	Announcement on 2012/06/04: To announce related materials on acquisition of facilities and equipment

99.2	Announcement on 2012/06/04: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2012/06/06: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2012/06/08: The Chinese name change made to UMC Beijing Limited

99.5	Announcement on 2012/06/12: To announce related materials on disposal of common shares of EPISTAR Corporation on behalf of TLC Capital Co., Ltd.

99.6	Announcement on 2012/06/12: UMC announces board resolution to appoint members of the second term of remuneration committee

99.7	Announcement on 2012/06/12: The Company’s re-election of directors at 2012 Annual General Shareholders’ Meeting

99.8	Announcement on 2012/06/12: Stan Hung is elected as Chairman unanimously by the Board of Directors

99.9	Announcement on 2012/06/12: Important Resolutions from UMC’s 2012 AnnualGeneral Meeting

99.10	Announcement on 2012/06/12: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on 2012/06/12: UMC’s 2012 Annual General Meeting has approved to release the newly elected Director from non-competition restrictions

99.12	Announcement on 2012/06/14: To announce related materials on acquisition of machinery and equipment

99.13	Announcement on 2012/06/18: To announce related materials on disposal of common shares of SIMPLO TECHNOLOGY CO.,LTD. on behalf of TLC Capital Co., Ltd.

99.14	Announcement on 2012/06/20: The Company annouced the record date for cash dividend

99.15	Announcement on 2012/06/20: The Board of Directors resolved to adjust cash dividend ratio

99.16	Announcement on 2012/06/22: UMC will attend investor conferences on 2012/06/26

99.17	Announcement on 2012/06/25: To announce related materials on acquisition of machinery and equipment

99.18	Announcement on 2012/06/25: To announce related materials on acquisition of machinery and equipment

99.19	Announcement on 2012/06/08: May Revenue

99.20	Announcement on 2012/06/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of facilities and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): facilities and equipment

2.Date of the occurrence of the event: 2012/06/02~2012/06/04

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 612,000,000 NTD; total transaction price:$ 612,000,000 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fu Tsu Construction; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: None

16.Concrete purpose or use of the acquisition or disposition: For production

17.Do the directors have any objection to the present transaction?: Not applicable

18.Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2011/12/22~2012/06/04

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 532,413,100NTD; total transaction price:$ 532,413,100 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HITACHI HIGH-TECHNOLOGIES; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: None

16.Concrete purpose or use of the acquisition or disposition: For production

17.Do the directors have any objection to the present transaction?: Not applicable

18.Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2012/03/21~2012/06/06

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 635,928,245 NTD; total transaction price:$ 635,928,245 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: None

16.Concrete purpose or use of the acquisition or disposition: For production

17.Do the directors have any objection to the present transaction?: Not applicable

18.Any other matters that need to be specified: None

Exhibit 99.4

The Chinese name change made to UMC Beijing Limited

1.Date of occurrence of the event:2012/06/08

2.Date of the original public announcement and reporting:2011/4/13

3.Summary of the content originally publicly announced and reported:Invest mainland Chinese company UMC (Beijing) Limited through UMC Investment (Samoa) Limited

4.Reason for, and major content of, the change:

Name of actual establishment approval differed from provisional name

5.Effect on the Company’s finances and business after the change:NA

6.Any other matters that need to be specified:NA

Exhibit 99.5

To announce related materials on disposal of common shares of EPISTAR Corporation on behalf of TLC Capital Co., Ltd.

1.Name of the securities:common shares of EPISTAR Corporation

2.Trading date:2012/04/02~2012/06/12

3.Trading volume, unit price, and total monetary amount of the transaction:

Trading volume: 4,452,000 shares,unit price:NTD 68.61,

total monetary amount: NTD 305,461,700

4.Gain (or loss) (not applicable in case of acquisition of securities):NTD 173,682,500

5.Relationship with the underlying company of the trade:none

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

cumulative volume: 5,905,623 shares;

amount: NTD 174,806,441;percentage of holdings: 0.69%;

status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

ratio of total assets:87.95%;

ratio of shareholder’s equity:88.65%;

the operational capital as shown in the most recent financial statement:NTD 884,107,721

8.Concrete purpose/objective of the acquisition or disposal:financing operation

9.Do the directors have any objections to the present transaction?:none

10.Any other matters that need to be specified:none

Exhibit 99.6

UMC announces board resolution to appoint members of the second term of remuneration committee

1.Date of occurrence of the change:2012/06/12

2.Name of the functional committees:Remuneration committee

3.Name and resume of the replaced member:

Chun-Yen Chang Foreign Associate, National Academy of Engineering, U.S.A.

Chung Laung Liu Academician, Academia Sinica

Paul S. C. Hsu Chair Professor & University Professor, Yuan Ze University

Cheng-Li Huang Professor of Accounting, Tamkang University

4.Name and resume of the new member:

Chun-Yen Chang Foreign Associate, National Academy of Engineering, U.S.A.

Chung Laung Liu Academician, Academia Sinica

Paul S. C. Hsu Chair Professor & University Professor, Yuan Ze University

Cheng-Li Huang Professor of Accounting, Tamkang University

5.Type of the change (please enter: “resignation”, “discharge”,

¡§tenure expired” or “new appointment”):tenure expired

6.Reason of the change:Re-election

7.Original term (from to ):2011/04/27~2012/06/09

8.Effective date of the new member:2012/06/12

9.Any other matters that need to be specified:None

Exhibit 99.7

The Company’s re-election of directors at 2012 Annual General Shareholders’ Meeting

1.Date of occurrence of the change:2012/06/12
2.Name and resume of the replaced person:
Directors:
Stan Hung Chairman of UMC
Chun-Yen Chang Foreign Associate, National Academy of Engineering, U.S.A.
Chung Laung Liu Academician, Academia Sinica
Paul S. C. Hsu Chair Professor & University Professor, Yuan Ze University
Cheng-Li Huang Professor of Accounting, Tamkang University
Ting-Yu Lin Chairman of Sunrox International Inc.
Silicon Integrated Systems Corp.Representative¡GShih-Wei Sun
CEO, UMC
Hsun Chieh Investment Co., Ltd. Representative¡GWen-Yang Chen
COO, UMC
Hsun Chieh Investment Co., Ltd. Representative¡GPo-Wen Yen
Senior Vice President, UMC
3.Name and resume of the replacement:
Directors:
Stan Hung Chairman of UMC
Chun-Yen Chang Foreign Associate, National Academy of Engineering, U.S.A.
Chung Laung Liu Academician, Academia Sinica
Paul S.C. Hsu Chair Professor & University Professor, Yuan Ze University
Cheng-Li Huang Professor of Accounting, Tamkang University
Ting-Yu Lin Chairman of Sunrox International Inc.
Silicon Integrated Systems Corp.Representative¡GShih-Wen Sun
CEO, UMC
UMC Science and Culture Foundation Representative¡GWen-Yang Chen
COO, UMC
Hsun Chieh Investment Co. Representative¡GPo-Wen Yen
Senior Vice President, UMC
4.Type of the change (please enter: “resignation”, “discharge”, “tenure expired” or “new appointment” ):tenure expired
5.Reason for the change:Re-election
6.Number of shares held by the new director at the time of appointment:
Stan Hung:13,541,452 shares
Chun-Yen Chang¡G0 share
Chung Laung Liu¡G0 share
Paul S. C. Hsu¡G0 share
Cheng-li Huang: 0 share
Ting-Yu Lin¡G12,347,222 shares
Hsun Chieh Investment Co., Ltd.¡G441,371,000 shares
UMC Science and Culture Foundation¡G10,000 shares
Silicon Integrated Systems Corp.¡G315,380,424 shares
7.Original term (from        to       ):2009/06/10~2012/06/09
8.Effective date of the new appointment:2012/06/12
9.Rate of turnover of directors of the same term:Re-election
10.Any other matters that need to be specified:none

Exhibit 99.8

Stan Hung is elected as Chairman unanimously by the Board of Directors

1.Date of the board of directors resolution or date of occurrence of the change:2012/06/12
2.Name and resume of the replaced chairman:Stan Hung Chairman, UMC
3.Name and resume of the new chairman:Stan Hung Chairman, UMC
4.Type of the change (please enter: “resignation”, “position adjustment”, “conge”, “tenure expired” or “new appointment” ):tenure expired
5.Reason for the change:Re-election of the directorsat 2012 AGM
6.Effective date of the new appointment:2012/06/12
7.Any other matters that need to be specified:None

Exhibit 99.9

Important Resolutions from UMC’s 2012 AnnualGeneral Meeting

1.Date of the shareholders’ meeting:2012/06/12
2.Important resolutions:
(1) Approved the 2011 business report and financial statements
(2) Approved the 2011 retained earnings distribution
(3) Re-elect the Company’s 12th term of directors
(4) Approved to release the newly elected Director from non-competition restrictions
(5) Approved to amend the Company’s “Acquisition or Disposal of Assets Procedure”
(6) Approved the issuance plan for private placement of common shares ADR/GDR or CB/ECB, including Secured or Unsecured Corporate Bonds, no more than 10% of registered capital
3.Endorsement of the annual financial statements(indicate “yes” or “no”):yes
4.Any other matters that need to be specified:none

Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2012/04/09~2012/06/12

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 518,683,893NTD; total transaction price:$ 518,683,893NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: None

16.Concrete purpose or use of the acquisition or disposition: For production

17.Do the directors have any objection to the present transaction?: Not applicable

18.Any other matters that need to be specified: None

Exhibit 99.11

UMC’s 2012 Annual General Meeting has approved to release the newly elected Director from non-competition restrictions
1.Date of the shareholders’ meeting resolution:2012/06/12
2.Name and title of the director with permission to engage in competitive conduct:Independent director, Chung Laung Liu
3.Items of competitive conduct in which the director is permitted to engage:
To act as the director of Macronix International Co., Ltd and the independent director of Powerchip Technology Corporation.
4.Period of permission to engage in the competitive conduct:
Same as the period of 12th term of Board of Directors
5.Circumstances of the resolution (please describe the results of the voting under Article 209 of the Company Act):

Proposal Approved Upon Voting
Voting Result:10,304,406,168 shares were represented at the time of voting; (among them, 4,482,075,726 shares voted via electronic transmission), 8,000,136,310 shares voted for the proposal, (among them, 2,596,047,453 shares voted via electronic transmission); 267,995,186 shares voted against the proposal (among them, 267,995,186 shares voted via electronic transmission)
6.If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter “not applicable” below):Not applicable
7.Company name of the mainland China area enterprise and the director’s position in the enterprise:Not applicable
8.Address of the mainland China area enterprise:Not applicable
9.Business items of the mainland China area enterprise:Not applicable
10.Degree of effect on the Company’s finances and business:Not applicable
11.If the director has invested in the mainland China area enterprise, the monetary amount of the director’s investment and the director’s shareholding ratio:Not applicable
12.Any other matters that need to be specified:None

Exhibit 99.12

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2011/12/27~2012/06/14

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 650,764,000NTD; total transaction price:$ 650,764,000 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): VARIAN SEMICONDUCTOR EQUIPMENT; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: None

16.Concrete purpose or use of the acquisition or disposition: For production

17.Do the directors have any objection to the present transaction?: Not applicable

18.Any other matters that need to be specified: None

Exhibit 99.13

To announce related materials on disposal of common shares of SIMPLO TECHNOLOGY CO.,LTD. on behalf of TLC Capital Co., Ltd.
1.Name of the securities:common shares of SIMPLO TCHNOLOGY CO.,LTD.
2.Trading date:2011/09/23~2012/06/18
3.Trading volume, unit price, and total monetary amount of the transaction:
Trading volume:1,540,000 shares,unit price:NTD 195.27,
total monetary amount: NTD 300,719,000
4.Gain (or loss) (not applicable in case of acquisition of securities):NTD 245,918,100
5.Relationship with the underlying company of the trade:none
6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
cumulative volume:6,512,550 shares;
amount: NTD 231,749,100; percentage of holdings: 2.32%;
status of restriction of rights: no
7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:
ratio of total assets:87.68%;
ratio of shareholder’s equity:88.38%;
the operational capital as shown in the most recent financial statement:
NTD 884,107,721
8.Concrete purpose/objective of the acquisition or disposal:financing operation
9.Do the directors have any objections to the present transaction?:none
10.Any other matters that need to be specified:none

Exhibit 99.14

The Company annouced the record date for cash dividend

1.Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company: 2012/06/20
2.Type of ex-rights or ex-dividend (please enter: “Ex-rights”,“Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend
3.Type and monetary amount of dividend distribution:

Cash dividend NTD$6,316,434,833, each common share is entitled to recieve NTD$0.49980232

4.Ex-rights (ex-dividend) trading date:2012/07/09
5.Last date before book closure:2012/07/10
6.Book closure starting date:2012/07/11
7.Book closure ending date:2012/07/15
8.Ex-rights (ex-dividend) record date:2012/07/15
9.Any other matters that need to be specified:Cash dividend for common shares is estimated to be paid on 2012/08/02.

Exhibit 99.15

The Board of Directors resolved to adjust cash dividend ratio

1.Date of the resolution of the board of directors or shareholders’meeting:2012/06/20
2.Type and monetary amount of original dividend distribution:
Cash dividend NTD$6,316,434,833, each common share is entitled to recieve NTD$0.5
3.Type monetary amount of dividend distribution after the change:
Cash dividend NTD$6,316,434,833, each common share is entitled to recieve NTD$0.49980232
4.Reason for the change:
Due to the employee stock options had been exercised, the number of outstanding common shares had increased accordingly, resulting in the adjustment of cash dividend ratio.
5.Any other matters that need to be specified:None

Exhibit 99.16

UMC will attend investor conferences on 2012/06/26

1.Date of the investor conference:2012/06/26
2.Time of the investor conference:9:00 am
3.Location of the investor conference:The Grand Hyatt Hotel, Taipei
4.Brief information disclosed in the investor conference:
The Company will attend the “Taiwan Conference 2012”, held by UBS.
5.The presentation of the investor conference release:
It will be the same as the investor conference on 2012/04/25.
6.Will the presentation be released in the Company’s website:
Yes, please refer to the Company’s website at www.umc.com
7.Any other matters that need to be specified:None

Exhibit 99.17

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 101/04/17~101/06/25

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 519,989,487NTD; total transaction price:$ 519,989,487 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: None

16.Concrete purpose or use of the acquisition or disposition: For production

17.Do the directors have any objection to the present transaction?: Not applicable

18.Any other matters that need to be specified: None

Exhibit 99.18

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2012/06/05~2012/06/25

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 542,888,100NTD; total transaction price:$ 542,888,100 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: None

16.Concrete purpose or use of the acquisition or disposition: For production

17.Do the directors have any objection to the present transaction?: Not applicable

18.Any other matters that need to be specified: None

Exhibit 99.19

June 8, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2012.

1)	Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%
May	Invoice amount	7,046,888	6,555,649	491,239	7.49%
2012	Invoice amount	31,635,829	34,752,628	-3,116,799	-8.97%
May	Net sales	9,206,251	9,400,051	-193,800	-2.06%
2012	Net sales	42,096,140	47,081,817	-4,985,677	-10.59%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions : None

Exhibit 99.20

United Microelectronics Corporation
For the month of May, 2012

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of April 30, 2012	Number of shares held as of May 31, 2012	Changes

Director	Ting-Yu Lin	12,347,222	12,547,222	200,000

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	April 30, 2012	May 31, 2012	Changes
—	—	—	—	—